================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)
                             -----------------------

                              ECLIPSYS CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    278856109
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                NOVEMBER 16, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

         278856109                                           Page  2 of 17 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
                                ------------------------------------------------
        NUMBER OF               8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                      7,464,556
      OWNED BY EACH             ------------------------------------------------
        REPORTING               9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                          -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        7,464,556
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,464,556
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

         278856109                                           Page  3 of 17 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 28, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
                                ------------------------------------------------
        NUMBER OF               8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                      7,464,556
      OWNED BY EACH             ------------------------------------------------
        REPORTING               9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                          -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        7,464,556
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,464,556
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

         278856109                                           Page  4 of 17 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 38, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
                                ------------------------------------------------
        NUMBER OF               8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                      7,464,556
      OWNED BY EACH             ------------------------------------------------
        REPORTING               9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                          -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        7,464,556
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,464,556
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

         278856109                                           Page  5 of 17 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 47, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
                                ------------------------------------------------
        NUMBER OF               8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                      7,464,556
      OWNED BY EACH             ------------------------------------------------
        REPORTING               9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                          -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        7,464,556
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,464,556
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

         278856109                                           Page  6 of 17 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 48, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
                                ------------------------------------------------
        NUMBER OF               8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                      7,464,556
      OWNED BY EACH             ------------------------------------------------
        REPORTING               9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                          -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        7,464,556
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,464,556
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

         278856109                                           Page  7 of 17 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 74, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
                                ------------------------------------------------
        NUMBER OF               8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                      7,464,556
      OWNED BY EACH             ------------------------------------------------
        REPORTING               9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                          -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        7,464,556
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,464,556
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

         278856109                                           Page  8 of 17 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
                                ------------------------------------------------
        NUMBER OF               8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                      7,464,556
      OWNED BY EACH             ------------------------------------------------
        REPORTING               9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                          -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        7,464,556
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,464,556
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

         278856109                                           Page  9 of 17 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
                                ------------------------------------------------
        NUMBER OF               8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                      7,464,556
      OWNED BY EACH             ------------------------------------------------
        REPORTING               9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                          -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        7,464,556
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,464,556
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

         278856109                                           Page 10 of 17 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
                                ------------------------------------------------
        NUMBER OF               8       SHARED VOTING POWER
         SHARES
      BENEFICIALLY                      7,464,556
      OWNED BY EACH             ------------------------------------------------
        REPORTING               9       SOLE DISPOSITIVE POWER
         PERSON
          WITH                          -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        7,464,556
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,464,556
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  16.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

         278856109                                           Page 11 of 17 Pages


ITEM 1.  SECURITY AND ISSUER.

                  This Amendment No. 2 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated as of August 21, 1998 (the "Original 13D"), as amended by Amendment No. 1 thereto, dated as of April 7, 2000, with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock") of Eclipsys Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Original 13D.


ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated in its entirety as follows:

                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 28, L.P., a Delaware limited partnership ("GAP 28"), General Atlantic Partners 38, L.P., a Delaware limited partnership ("GAP 38"), General Atlantic Partners 47, L.P., a Delaware limited partnership ("GAP 47"), General Atlantic Partners 48, L.P., a Delaware limited partnership ("GAP 48"), General Atlantic Partners 74, L.P., a Delaware limited partnership ("GAP 74"), GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO"), GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II") and GapStar, LLC, a Delaware limited liability company ("GapStar" and, collectively with GAP 28, GAP 38, GAP 47, GAP 48, GAP 74, GAPCO and GAPCO II, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The

         278856109                                           Page 12 of 17 Pages


general partner of each of GAP 28, GAP 38, GAP 47, GAP 48 and GAP 74 is GAP. GAP is also the Managing Member of GapStar. The managing members of GAP are Steven
A. Denning, Peter L. Bloom, Mark F. Dzialga, Erik Engstrom, Klaus Esser, David
C. Hodgson, William O. Grabe, William E. Ford, Braden R. Kelly, Rene M. Kern, William J. Lansing, Clifton S. Robbins, Matthew Nimetz, Franchon M. Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the "GAP Managing Members"). The GAP Managing Members (other than Mr. Esser) are also the general partners of GAPCO and GAPCO II. Messrs. Denning and Kelly serve on the Board of Directors of the Company. The business address of each of the GAP Managing Members (other than Messrs. Esser, Kelly, Kern, Lansing, Wendelstadt and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 88, 40212, Duesseldorf, Germany. The business address of Messrs. Kern and Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Messrs. Kelly and Lansing is 630 Hansen Way, Palo Alto, California 94304. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 048621. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of Singapore. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States.

                  None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final

         278856109                                           Page 13 of 17 Pages


order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate amount of funds required by the Reporting Persons to purchase 680,000 shares of Common Stock was $8,734,515.50. The funds used to purchase such Common Stock were obtained from contributions from partners.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Unchanged.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUES.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) As of November 19, 2001, GAP, GAP 28, GAP 38, GAP 47, GAP 48, GAP 74, GAPCO, GAPCO II and GapStar each own of record no shares of Common Stock, 1,052,661 shares of Common Stock, 3,708,594 shares of Common Stock, 504,674 shares of Common Stock, 403,883 shares of Common Stock, 558,654 shares of Common Stock, 1,114,744 shares of Common Stock, 78,846 shares of Common Stock and 42,500 shares of Common Stock, respectively, or 0%, 2.4%, 8.4%, 1.1%, 0.9%, 1.3%, 2.5%, 0.2% and 0.1%, respectively, of the Company's issued and outstanding shares of Common Stock.

                  By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, GAPCO II and GapStar and that GAP is the general partner of GAP 28, GAP 38, GAP 47, GAP 48 and GAP 74, the Reporting persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be

         278856109                                           Page 14 of 17 Pages


deemed to own beneficially an aggregate of 7,464,556 shares of Common Stock or 16.8% of the Company's issued and outstanding shares of Common Stock.

                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 7,464,556 shares of Common Stock that may be deemed to be owned beneficially by each of them.

                  (c) Between November 6, 2001 and November 16, 2001, GAP 74, GapStar and GAPCO II purchased on the open market the following number of shares on the dates and for the aggregate amounts listed below, which, in the aggregate, amount to over 1% of the shares of Common Stock outstanding as of November 9, 2001:

                                     GAP 74
                                     ------
DATE           SHARES PURCHASED        PRICE PER SHARE         AGGREGATE AMOUNT
----           ----------------        ---------------         ----------------

 11/6/01              3,697                $12.93                   $47,802.21
 11/7/01              7,394                 13.00                    96,122.00
 11/8/01            236,196                 12.9144               3,050,329.62
 11/9/01             77,226                 13.00                 1,003,938.00
11/12/01             28,754                 12.7983                 368,002.32
11/16/01            205,387                 12.706                2,609,647.22


                                     GAPSTAR
                                     -------

DATE           SHARES PURCHASED        PRICE PER SHARE         AGGREGATE AMOUNT
----           ----------------        ---------------         ----------------

 11/6/01                281                $12.93                    $3,633.33
 11/7/01                562                 13.00                     7,306.00
 11/8/01             17,969                 12.9144                 232,058.85
 11/9/01              5,875                 13.00                    76,375.00
11/12/01              2,188                 12.7983                  28,002.68
11/16/01             15,625                 12.706                  198,531.25


                                    GAPCO II
                                    --------

DATE           SHARES PURCHASED        PRICE PER SHARE         AGGREGATE AMOUNT
----           ----------------        ---------------         ----------------

  11/6/01               522                $12.93                    $6,749.46
  11/7/01             1,044                 13.00                    13,572.00
  11/8/01            33,335                 12.9144                 430,501.52
  11/9/01            10,899                 13.00                   141,687.00
 11/12/01             4,058                 12.7983                  51,935.50
 11/16/01            28,988                 12.706                  368,321.53

         278856109                                           Page 15 of 17 Pages


                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
         OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  No change.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

              Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

              Exhibit 2: Power of Attorney dated January 3, 2001 appointing Thomas J. Murphy Attorney-In-Fact for GAP.

              Exhibit 3: Power of Attorney dated January 3, 2001 appointing Thomas J. Murphy Attorney-In-Fact for GAPCO.

              Exhibit 4: Power of Attorney dated January 3, 2001 appointing Thomas J. Murphy Attorney-In-Fact for GAPCO II.

         278856109                                           Page 16 of 17 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 20, 2001


GENERAL ATLANTIC PARTNERS, LLC          GENERAL ATLANTIC PARTNERS 47, L.P.

                                        By: General Atlantic Partners, LLC,
By: /s/ Thomas J. Murphy                    Its General Partner
    -------------------------
    Name:  Thomas J. Murphy
    Title: Attorney-In-Fact             By: /s/ Thomas J. Murphy
                                            -----------------------------------
                                            Name:  Thomas J. Murphy
                                            Title: Attorney-In-Fact


GENERAL ATLANTIC PARTNERS 28, L.P.      GENERAL ATLANTIC PARTNERS 48, L.P.

By: General Atlantic Partners, LLC,     By: General Atlantic Partners, LLC,
    Its general partner                     Its general partner


By: /s/ Thomas J. Murphy                By: /s/ Thomas J. Murphy
    -------------------------               -----------------------------------
    Name:  Thomas J. Murphy                 Name:  Thomas J. Murphy
    Title: Attorney-In-Fact                 Title: Attorney-In-Fact


GENERAL ATLANTIC PARTNERS 38, L.P.      GENERAL ATLANTIC PARTNERS 74, L.P.

By: General Atlantic Partners, LLC,     By: General Atlantic Partners, LLC,
    Its general partner                     Its general partner


By: /s/ Thomas J. Murphy                By: /s/ Thomas J. Murphy
    -------------------------               -----------------------------------
    Name:  Thomas J. Murphy                 Name:  Thomas J. Murphy
    Title: Attorney-In-Fact                 Title: Attorney-In-Fact

         278856109                                           Page 17 of 17 Pages


GAP COINVESTMENT PARTNERS, L.P.         GAP COINVESTMENT PARTNERS II, L.P.


By: /s/ Thomas J. Murphy                By: /s/ Thomas J. Murphy
    -------------------------               -----------------------------------
    Name:  Thomas J. Murphy                 Name:  Thomas J. Murphy
    Title: Attorney-In-Fact                 Title: Attorney-In-Fact


GAPSTAR, LLC

By: General Atlantic Partners, LLC,
    Its general partner


By: /s/ Thomas J. Murphy
    -------------------------
    Name:  Thomas J. Murphy
    Title: Attorney-In-Fact